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                              August 10, 2021

       Daniel Braatz
       Chairman and Chief Executive Officer
       APx Acquisition Corp. I
       PO Box 309, Ugland House
       Grand Cayman
       Cayman Islands, KY1-1104

                                                        Re: APx Acquisition
Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 16,
2021
                                                            CIK No. 0001868573

       Dear Mr. Braatz:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 16, 2021

       Capitalization , page 87

   1. We note that you are offering 15,000,000 Class A shares as part of your initial public offering of units, but
only show 13,020,792 Class A ordinary shares subject to possible redemption in your
Capitalization table. Please tell us how you considered the guidance in
                                                        ASC 480-10-S99-3A,
which requires securities that are redeemable for cash or other assets to be classified
outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in
 Daniel Braatz
APx Acquisition Corp. I
August 10, 2021
Page 2

       concluding that all 15,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule
433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,
FirstName LastNameDaniel Braatz
                                                              Division of
Corporation Finance
Comapany NameAPx Acquisition Corp. I
                                                              Office of Real
Estate & Construction
August 10, 2021 Page 2
cc:       Maurice Blanco
FirstName LastName